UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number: 001-36898

COLLIERS INTERNATIONAL GROUP INC.
(Translation of registrant's name into English)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada
M5S 2B4
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLIERS INTERNATIONAL GROUP INC.

Date: May 27, 2026	/s/ Christian Mayer
Name: Christian Mayer
Title: Global Chief Financial Officer & Chief Executive Officer, Commercial Real Estate

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press release dated May 27, 2026.